Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200
VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

November 10, 2021

RE:    Compass Minerals International, Inc.
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 26, 2021
    File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 27, 2021, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K (our “Form 10-K”) for the fiscal year ended December 31, 2020, filed February 26, 2021. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 2. Summary of Significant Accounting Policies
g. Accounts Receivable and Allowance for Doubtful Accounts, page 64

1.We have read your response to comment 2. Please tell us the following related to your South America accounts receivables balances of $6.6 million, $7.9 million, and $7.2 million that were at least over 120 days past due as of December 31, 2020, March 31, 2021 and June 30, 2021:

•How many days these receivables had been past due;
•Whether any of the accounts receivable balances were with customers that were considered delinquent, had poor credit quality or were in bankruptcy;
•Your internal controls to assess the collectability of these receivables, including how you monitor the credit quality of your customers;
•Whether there were any adjustments to the sale price of the South American specialty plant nutrition business due to concerns about the collectability of the accounts receivable that were past due greater than 120 days, and

Securities and Exchange Commission
Division of Corporation Finance

•How you concluded that the accounts receivables past due at least over 120 days were collectible.

Response:

The South America accounts receivable amounts noted above in the Staff’s comment were the gross receivable amounts outstanding that were at least 120 days past due as of the respective dates noted above. Of the $6.6 million, $7.9 million and $7.2 million of South America accounts receivable balances that were at least 120 days past due as of December 31, 2020, March 31, 2021 and June 30, 2021, respectively, the Company had reserved an allowance of $4.5 million, $4.2 million and $5.2 million at December 31, 2020, March 31, 2021 and June 30, 2021, respectively. Therefore the net amount of those receivables that were past due as of December 31, 2020, March 31, 2021 and June 30, 2021 were $2.1 million, $3.7 million and $2.0 million, respectively, which the Company believes is immaterial.

a)As of June 30, 2021, this category of past due South America receivables had gross balances that had been outstanding since 2011. However, over 80% of the gross receivable balances within the over 120 day past due category were from 2015 through 2020. These receivables are primarily secured by collateral or liens which are in the Brazil judicial review process, collateral claim process or have been restructured under a payment plan with the customer making timely payments. The Brazil judicial, collateral claim and restructuring plan processes can take many years.

b)Our South America customers go through an extensive process to confirm their credit worthiness, including reviews of financial statements or income tax returns, banking references and public records searches using tools such as Experian and Dun & Bradstreet. Depending on the amount of credit requested, we may also require a promissory note, letter of guarantee, lien or the customer’s crops as collateral. Despite this credit investigation, customers declare bankruptcy and, from time to time, we have South America customers file a restructuring plan with a court, especially when agricultural conditions and harvests prove unfavorable.

Our policy is to use a legal collections process when balances reach past due over 90 days. These balances are pooled together and reserved based upon historical data regarding the collection rate, which has been approximately 50%. These estimates are adjusted based upon collateral received and management’s assessment of collectability as the receivables age.

c)Prior to extending credit, we evaluate South America customers as described above, and as the level of credit increases, approval must be obtained by employees with increasing levels of responsibility. When accounts become past due, the credit department actively works to collect or restructure the terms, including taking actions related to the guarantees or other collateral. During this process, the credit quality of the customer is reassessed as discussed above. When accounts reach over 90 days past due without a

Securities and Exchange Commission
Division of Corporation Finance

payment plan, legal action is taken. As the South America business monitors its accounts in this category on an individual customer and collateral basis, it updates its expectation of credit loss and adjusts the reserves accordingly. The South America business’ total historical losses have been less than 0.5% as a percentage of sales.

d)There was no adjustment to the sale price of the South American specialty plant nutrition business due to concerns about the collectability of accounts receivable.

e)As described above, South America customers with balances past due over 120 days are individually monitored and reserved as discussed above, considering factors such as historical collection success with underlying collateral, guarantees and active payment plans. In addition, management also has ongoing discussions with delinquent customers to determine the likelihood of payment. Consequently, management feels the Company is adequately reserved and its net receivable balance reflects a reasonable estimate of the amount that will be collected through conversion of the underlying collateral or collection of the account balance.

If you have any questions or further comments, please contact me at (913) 344-9200.

* * * * * * * *

Sincerely,

/s/ James D. Standen

James D. Standen
Chief Financial Officer
and Principal Accounting Officer

cc: Kevin S. Crutchfield